EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the nine months ended October 31, 2014 and the audited financial statements for the year ended January 31, 2014 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated December 24, 2014 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Description

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

The condensed consolidated interim financial statements reflect the financial position and results of operations of Coral and its active US subsidiary, Coral Resources, Inc. All material intercompany transactions have been eliminated.

Overall Performance

The following is a summary of significant events and transactions during the nine months ended October 31, 2014 and to the date of this MD&A:

Robertson Property, Nevada

Coral’s Robertson property is an advanced stage exploration project located along the Battle Mountain/Cortez Gold trend in north-central Nevada and immediately adjacent to Barrick Gold’s Pipeline mine complex. Over the past 25 years, Coral Gold and various joint venture partners have spent more than $25 million exploring the Robertson property.

In that time an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays has outlined 10 gold zones.

In January 2012, Coral's independent engineering firm, Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”) published a Preliminary Economic Assessment (“PEA”) on 3 of the 10 known gold zones and determined that the Robertson Property is one of merit that warrants further development. The report also contained a current mineral resource estimate.

In 2010, exploration of the property was essentially halted by the BLM, who required Coral to submit a new Environmental Assessment before approving Coral’s new plan of operations. The situation, which is outlined below, was resolved in September 2013 after considerable expense and delayed progress.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 2

In March 2014, Coral signed an Option, Joint Venture, and Private Placement agreement with Barrick Gold Exploration Inc. ("Barrick Gold") and Barrick Gold Corporation ("Barrick") on the Gold Ridge property. This property had previously been considered part of the Robertson property, but was partitioned for the sake of the exploration agreement that is outlined below.

Gold Ridge Property Agreement

In March 2014 Coral announced that it had entered into an Option, Joint Venture, and Private Placement agreement with Barrick Gold Exploration Inc. ("Barrick Gold") and Barrick Gold Corporation ("Barrick"), pursuant to which Barrick Gold has been granted an option to earn up to an undivided 60% interest on the Company's Gold Ridge Property in Nevada (consisting of a portion of the Robertson Property) in consideration for Barrick Gold incurring US$12,000,000 in exploration expenditures over a five year period. In addition, Barrick Gold has the option to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study. The Option Agreement also provides that upon Barrick Gold exercising its option, a 60%/40% or a 75%/25% joint venture between the parties will be established in order to further explore the Gold Ridge Property.

The Company also announced that, pursuant to a non-brokered private placement (the "Private Placement"), Barrick has subscribed for 4,150,000 common shares of the Company at a price of $0.17 per common share for gross proceeds of $705,500. The proceeds of the Private Placement will be used for exploration and for general working capital.

Barrick commenced the 2014 diamond hole drill program on June 26, 2014, and as of the date of this MD&A had completed 3 holes. Results of the drill program will be released publically once a report is received from Barrick.

The Gold Ridge Property consists of 107 claims covering approximately 2.5 mi2 and is adjacent to the western side of the Robertson claim block located in North Central Nevada on the Cortez Gold Trend. The Cortez gold mine is one of the world's largest and lowest cost gold mines, and the surrounding area hosts excellent upside exploration potential. In 2007, Coral drilled two deep holes on the northern most area of the Gold Ridge Property and encountered lower plate Carlin type formation with anomalous gold intercepts.

During 2007, the Company completed two deep flooded reverse circulation drill holes on the Gold Ridge Property, TV07-1 and TV07-2, to depths of 2,990 feet and 3,450 feet, respectively. The drilling was designed to test the lower plate of the Roberts Mountains thrust fault (“RMTF”) for high-grade Carlin-type mineralization hosted by favorable carbonate strata. TV07-1 intersected a thick sequence of fine grained siliceous sedimentary and volcanic rocks followed by biotite and quartz hornfels equivalents in the upper plate of the RMTF. Although the hole failed to reach the lower plate of the RMTF, it did intersect a number of narrow low-grade zones. TV07-2 was collared along a dike-filled splay of the Try fault zone and intersected a sequence of mostly fine grained siliceous sedimentary rocks and hornfels to 3,080 feet, at which point altered and mineralized limy mudstone in the lower plate was encountered. Beginning at 3,080 feet, the hole returned 200 feet of weakly to strongly anomalous gold values ranging from 0.031 to 2.190 ppm gold, including four 10-foot-thick intervals that exceed 0.01 oz Au/t.

Follow up mapping, rock sampling, and infill gravity surveys in 2008 lead to the Company’s identification of a new lower plate target zone that extends from the Company’s deep hole, 2 km to the south. The Carlin-type target added significant discovery potential to the Robertson Property for a world-class gold deposit. The target zone consists of 107 claims covering approximately 2.5 square miles and is adjacent to the western side of the Robertson claim block just north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 3

Environmental Assessment (“EA”)

In April 2010, SRK Consulting (US) Inc. (“SRK”), Coral’s environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the Bureau of Land Management (BLM) and the Nevada Department of Environmental Protection (NDEP) to allow the Company to carry out its work plan. A setback occurred when the BLM declined the drilling permit application because Coral’s existing EA (circa 1980's) was out of date. Realizing the importance to the Company of the ability to keep drilling, the BLM suggested withdrawing the APO, and reverting back to a previous APO from 2007 that allowed the Company to drill on certain areas of the property without any amendments.

In June 2010, the original APO was withdrawn. The Company immediately commissioned SRK to commence work on the new EA, which was to include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its ongoing commitment to sound environmental management.

The BLM accepted the fifth submission of the 2010 APO, and a kick off meeting was held in July 2011. The meeting outlined the need for a new EA. In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice, and socio economic issues.

Studies had been in progress since November 2010, but the EA did not officially start until July 2011. The cultural studies were done by Kautz Environmental Consultants, Inc. (“Kautz and Co.”) of Reno, Nevada. Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds, but the ghost mining town of Tenabo has required a detailed study.

By July 13, 2012, the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM. The BLM's response to Coral’s baseline studies was received on July 27, 2012 and delivered to SRK, who have since supplied a response to the modifications to the baseline studies required by the BLM. SRK reported that responses from all the various questions on vegetation, wildlife, air quality, and Native American specialists had been received. As a result the Cumulative Effects Study Area (CESA) was enlarged and SRK completed the cumulative analysis, which is the final stage of the EA.

On September 24, 2012, Coral announced that SRK had completed and submitted the EA to the BLM. In September 2013, Coral received a notice from the BLM, which included the Decision on the Robertson Project Amendment to the Exploration Plan of Operations and Reclamation Permit Application and also the Finding of No Significant Impact (“FONSI”)

On January 13, 2014, Coral announced that it has received notice from the Bureau of Mining Regulation and Reclamation (BMRR) of the State of Nevada that the Plan of Amendment for Coral Resources Inc.'s Robertson Project has been approved. The BMRR has sent the revised Reclamation Permit to Coral.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 4

Current Resources

Coral's current inferred resource estimate at the Robertson property core claims was calculated in the 2012 PEA Report by Beacon Hill. Gold ounces were calculated on the basis of US$1,350/oz Au and 70% Au recovery. The 0.0067 oz Au/t cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, processing cost of US$5.00/ton and waste cost of US$1.14/ton. The mineral resources in the table below were estimated using the CIM Standards on Mineral Resources and Reserves:

Zone	Tons	Ounces per Ton	Ounces of Au (Inferred)
39A	26,779,714	0.0230	615,933
GP Oxide	21,939,550	0.0127	278,632
GP Sulphide	48,759,224	0.0119	580,235
Porphyry Oxide	59,707,994	0.0137	818,000
Porphyry Sulphide	9,817,623	0.0132	129,593
Altenburg Hill Oxide	23,170,083	0.0131	303,528
Altenburg Hill Sulphide	178,279	0.0087	1,551
Triplett Gulch Sulphide	678,279	0.0152	10,310
East Zone Sulphide	694,672	0.0171	11,879

Total	191,725,418	0.0143	2,741,673

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Preliminary Economic Assessment (“PEA”)

In 2010, Coral commissioned Beacon Hill to commence a PEA that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property. The report was finalized and made public in late January 2012 (See news release dated January 18, 2012).

In completing the study, Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry, and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 5

The results of the evaluation are as follows:

Resources and Mining

•	Est. inferred resources at a cut-off of 0.005 oz. Au/t	78.2 million tons grading 0.0138 oz. Au/t
•	In situ gold	1,080,900 oz.
•	Development period to construction decision	5 years
•	Mine life	10.5 years
•	Average production rate	21,300 tpd
•	Ore to waste Strip Ratio	0.6:1
•	Leach recovery HG cut off 0.0147 oz. Au/t	67%
•	Leach recovery LG cut off 0.005 to 0.0147 oz. Au/t	45%
•	Saleable gold	608,000 oz.

Note:

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Economics

Two alternatives were reviewed: owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated	Contractor Operated
	US$ millions	US$ millions
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1,350	15.44	180.6	96.2	5.91
1,500	20.13	247.2	147.1	4.72
1,750	27.40	358.3	230.7	3.91

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1,350	15.43	159.4	85.4	5.94
1,500	20.96	226.4	135.9	4.86
1,750	29.18	337.8	219.7	3.82

Note:

 It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is taken, and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 6

The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to the inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration or mineral reserves once economic considerations are applied. Therefore, there is no certainty that the production profile concluded in the PEA will be realized.

The PEA indicates that the Robertson Property is one of merit that warrants further development. The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies, and permitting and completion of a prefeasibility study. The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

1.

Porphyry Zone: “Twinning” 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if “historic” Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, a further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

2.	Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

3.	Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade returned in historic drilling.

4.	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 7

The proposed metallurgical test work consists of variability testing, and will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	preparation of composite material representing larger zones of each deposit to define the crush size and other process conditions;
•	crushing work index and abrasion testing;
•	mineralogical evaluation of column feed and products;
•	extensive column work to determine optimum crush size and other process conditions;
•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;
•	additional processing parameters to be investigated including reagent use and concentrations;
•	leach evaluation on material that is below the cut-off grades of the various deposits, which was classified as waste based on dump leaching of run of mine, low grade materials;
•	Laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12”) feed.

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill. Other deposits such as Distal, 39A, Triplet Gulch, and a zone to the east of Gold Pan were not part of this study. However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce (Inferred mineral resource of 191 million tonnes at 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted that the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The PEA also shows the logistical advantages of the Robertson Property; namely:

•

Nevada State Highway 305, a paved all weather road, which is the main access to Barrick’s Cortez Operations (adjoins the Robertson Property to the south), crosses the south east corner of the property;

•	A network of gravel roads gives easy access to the gold resources at the Robertson Property;
•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;
•

The electric power transmission line that supplies Cortez parallels State Highway 306, and crosses the Robertson Property. The proposed gold recovery plant would be built adjoining the power transmission line (i.e. internal power lines will be very short);

•

Workers at Cortez are bussed from Elko for a 12 hour shift, four days per week. Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko, or, alternatively, they could live in Crescent Valley, Nevada, which is eight miles away on the State Highway 306.

Outlook

Barrick began drilling on the Gold Ridge property during the second quarter of 2014, and offered to provide Coral with quarterly reports on drilling and other exploration activities, which the Company will release to the public as they are received. Further, Coral intends to continue to move the Robertson core claims towards prefeasibility by following the recommendations laid out in the PEA (see news release dated January 18, 2012) once market conditions are favorable for raising additional capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 8

Results of Operations

Summary of Quarterly Results

	2014	2014	2014	2014	2013	2013	2013	2013
Period ended	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ Loss for the period	(64,743)	(50,095)	(311,775)	81,930	(67,232)	(79,124)	13,555	(318,228)
Loss per Share	0.00	(0.00)	(0.01)	0.00	(0.00)	(0.00)	0.00	(0.00)
Total Assets	20,196,319	20,224,710	20,315,873	19,856,395	20,270,791	20,274,556	20,208,422	20,330,548

Quarterly costs fluctuate with non-cash items such as share-based payments, gains and losses on the sale of investments, deferred income tax, and foreign exchange variances. During the quarter ending April 30, 2014, the Company issued 1,420,000 incentive options to directors, officers, consultants, and employees of the Company and recorded an expense of $236,320.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized as exploration and evaluation assets. Therefore, total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares.

During the quarter ended April 30, 2014, the Company closed a private placement raising gross proceeds of $705,500 by issuing 4,150,000 common shares at a price of $0.17 per common share.

During the quarter ended October 31, 2013, the Company closed a private placement raising gross proceeds of $369,450 by issuing 3,694,500 units at a price of $0.10 per unit. Each Unit consists of one common share and one common share purchase warrant (the "Warrants") exercisable at a price of $0.15 per warrant for a period of 24 months. During the quarter ended October 31, 2013, the Company completed a shares for debt settlement transaction to settle outstanding debt totaling $128,723 through the issuance of 514,892 common shares at a deemed value of $0.25 per common share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 9

Three months ended October 31, 2014 compared with the three months ended October 31, 2013

	2014	2013	Note

Operating and Administrative Expenses
Consulting fees	$4,987	$6,000
Depreciation	599	167
Directors’ fees	4,500	2,250
Finance costs	3,949	-
Investor relations	580	870
Professional fees	10,861	7,712
Regulatory and compliance fees	7,574	5,025
Management fees	7,500	7,500
Office and miscellaneous	3,134	13,255	1
Salaries and benefits	9,410	23,170	2
Share-based payments	24,058	6,721	3
Travel	535	603
Loss before other items	(77,687)	(73,273)
Other Income
Interest and other income	128	63
Foreign exchange gain	5,686	5,978
Gain on sale of investment	7,130	-
Net Loss For the Period	(64,743)	(67,232)	4
Other Comprehensive Loss
Items that may be reclassified subsequently to income or loss
Unrealized loss on investment in securities	(30,154)	(11,127)
Comprehensive Loss For the Period	(94,897)	(78,359)
Loss per Share - Basic and Diluted	$0.00	$0.00	4

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 10

1.

Office and miscellaneous expenses for the three months ended October 31, 2014 were $3,134 compared to $13,255 in the three months ended October 31, 2013, a decrease of $10,121. During the current quarter, the Company decreased its administrative activities to reflect the decrease in operating activities.

2.

Salaries and benefits for the quarter ended October 31, 2014 were $9,410 compared to $23,170 in the comparative quarter, a decrease of $13,760. During the current quarter, the Company decreased its salaries and benefits to reflect the decrease in operating activities.

3.

Share-based payments for the quarter ended October 31, 2014 were $24,058 compared to $6,721 for the comparative quarter, an increase of $17,337. In 2014, the Company extended the expiry date of 6,464,120 warrants granted in April 2010 for the last time, and recorded share-based payments of $21,616 in connection with this extension.

4.

As a result of the foregoing, net loss for the quarter ended October 31, 2014 was $64,743 compared to $67,232 for the quarter ended October 31, 2013, a decrease in loss of $2,489. The decrease in loss had no significant impact on the loss per share, which remains at 0.00 for the quarter ended October 31, 2014.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 11

Nine months ended October 31, 2014 compared with the nine months ended October 31, 2013

	2014	2013	Note

Operating and Administrative Expenses
Consulting fees	$14,681	$13,000
Depreciation	1,797	731
Directors’ fees	13,500	9,000
Finance costs	10,940	-
Investor relations	14,362	9,759	1
Professional fees	45,709	28,112	2
Regulatory and compliance fees	27,523	20,139
Management fees	22,500	22,500
Office and miscellaneous	21,388	40,659	3
Salaries and benefits	34,640	83,861	4
Share-based payments	257,936	8,275	5
Travel	4,159	5,480
Loss before other items	(469,135)	(241,516)
Other Income
Interest and other income	552	184
Foreign exchange gain	9,121	1,231
Gain on settlement of debt	25,719	-
Gain on sale of investment	7,130	107,300
Net Loss For the Period	(426,613)	(132,801)	6
Other Comprehensive Loss
Items that may be reclassified subsequently to income or loss
Unrealized loss on investment in securities	(13,809)	(221,248)
Comprehensive Loss For the Period	(440,422)	(354,049)
Loss per Share - Basic and Diluted	$(0.01)	$0.00	6

1.

Investor relations and shareholder information expense for the nine months ended October 31, 2014 was $14,362 compared to $9,759 in the nine months ended October 31, 2013. The increase of $4,603 relates to an increase in marketing activities.

2.

Professional fees for the nine months ended October 31, 2014 were $45,709 compared to $28,112 in the nine months ended October 31, 2013. The increase of $17,597 is due to legal fees incurred relating to the transaction with Barrick Gold that closed on March 5, 2014.

3.

Office and miscellaneous expenses for the nine months ended October 31, 2014 were $21,388 compared to $40,659 in the nine months ended October 31, 2013, a decrease of $19,271. During the current period, the Company decreased its administrative activities to reflect a decrease in operating activities.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 12

4.

Salaries and benefits for the period ended October 31, 2014 were $34,640 compared to $83,861 in the comparative period, a decrease of $49,221. During the current period, the Company decreased its salaries and benefits to reflect a decrease in operating activities.

5.

Share-based payments for the nine months ended October 31, 2014 were $257,936 compared to $8,275 in the same period last year, an increase of $249,661. During the current period, the Company granted 1,420,000 stock options to officers, directors, consultants, and employees of the Company. No options were granted in the comparable period. The Company also extended the expiration date of 6,464,120 warrants, and recorded share-based payments of $21,616 in connection with this extension.

6.

As a result of the foregoing, net loss for the period ended October 31, 2014 was $426,613 compared to $132,801 for the period ended October 31, 2013, an increase in loss of $293,812. The increase in loss increased the loss per share from $0.00 for the period ended October 31, 2013 to $(0.01) in the current period.

Liquidity and Capital Resources

Currently, the Company has no operating income, but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

During the nine months ended October 31, 2014 the Company incurred exploration expenditures of $114,469. The net effect of these transactions was an increase in the Company’s mineral property carrying value on the Robertson Property by $107,461. At October 31, 2014, the Company had working capital of $85,099 and cash on hand of $183,640.

In March 2014, the Company received $705,500 in a non-brokered private placement with Barrick, in which Barrick subscribed to 4,150,000 of the Company’s shares. These funds will be used to fund the next phase of development and to ensure that the Company has sufficient cash on hand to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 13

The change in cash flow activities can be summarized as follows:

	October 31, 2014	October 31, 2013
Operating activities	$(87,530)	$(308,499)
Investing activities	(449,191)	(61,252)
Financing activities	712,250	366,450
Effect of exchange rate fluctuations on cash and cash equivalents	37	59
Net increase in cash	175,566	(3,242)
Cash and cash equivalents, beginning of period	8,074	14,450
Cash and cash equivalents, end of period	$183,640	$11,208

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The increase in cash used in operating activities during the period ended October 31, 2014 compared to the period ended October 31, 2013 is primarily due to a decrease in the balance of accounts payable.

The Company’s expenditures of $413,939 on exploration and evaluation assets and the increase in reclamation deposit of $43,982 account for the funds used in investing activities during the period ended October 31, 2014. During the comparative period expenditures on exploration and evaluation activities were $198,151.

The Company is dependent on equity financing to fund its operations. In the nine months ended October 31, 2014, the company issued 45,000 common shares (October 31, 2013 – nil) upon the exercise of warrants for gross proceeds of $6,750. For the periods ended October 31, 2014 and 2013 the Company issued no common shares upon exercise of options.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

In the normal course of operations the Company transacts with companies related to its directors or officers. Related party transactions for the nine months ended October 31, 2014 and 2013 are as follows:

	October 31, 2014	October 31, 2013
Directors	$13,500	$9,000
Oniva International Services Corp.	51,092	111,105
Sampson Engineering Inc.	11,815	12,621
Wear Wolfin Designs Inc.	9,000	9,000
Saulnier Capital Corp.	6,980	7,000
Intermark Capital Corp.	22,500	22,500
	$114,887	$171,226

These charges were measured at the estimated fair values of the services provided or goods received.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 14

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from related parties as at October 31, 2014 and January 31, 2014 comprise of:

	October 31, 2014	January 31, 2014
Levon Resources Ltd.	$52,230	$43,908
Great Thunder Gold (formerly Mill Bay Ventures)	-	2,263
	$52,230	$46,171

Advances payable to related parties as at October 31, 2014 and January 31, 2014 comprise of:

	October 31, 2014	January 31, 2014
Directors	$48,000	$34,500
Oniva International Services Corp.	4,951	153,566
Sampson Engineering Inc.	900	18,641
Wear Wolfin Designs Inc.	2,100	13,860
Saulnier Capital Corp.	2,187	4,028
Frobisher Securities Ltd.	4,200	4,200
Intermark Capital Corp.	5,250	34,650
	$67,588	$263,445

Amounts due are without stated terms of interest or repayment.

Disclosure of Key Management Personnel Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing, and controlling the activities of the Company. The remuneration of directors and officers for the nine months ended October 31 was as follows:

	October 31, 2014	October 31, 2013

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$47,815	$44,121
Other members of key management	17,797	35,809

Share-based payments
Members of the Board of Directors	161,500	-
Other members of key management	34,000	-
	$261,112	$79,930

Proposed Transactions

The Company does not currently have any proposed transactions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 15

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable, the recoverable value of exploration and evaluation assets, the estimation of the useful lives of property and equipment, the recoverability and measurement of deferred income tax assets and liabilities, the provisions for estimated site restoration obligations, and the inputs used in accounting for share-based payments expense. While management believes that these estimates are reasonable, actual results could differ from those estimates, and could have a material impact to the results of operations and cash flows of the Company.

Changes in Accounting Standards

The mandatory adoption of the following new and revised accounting standards and interpretations on February 1, 2014 and July 1, 2014 had no significant impact on the Company’s condensed consolidated interim financial statements for the periods presented:

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing standards. The amendments are effective beginning on July 1, 2014.

The following accounting standards were issued but not yet effective as of October 31, 2014:

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 16

Financial Instruments

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale, and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities. The fair values of the Company’s cash and cash equivalents, due from related parties, due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks such as credit risk, liquidity risk, and market risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	October 31, 2014	January 31, 2014

Cash held at major financial institutions
Canada – cash	$133,583	$4,706
US - cash	50,057	3,368

	183,640	8,074
Reclamation deposits held at major financial institutions	580,982	529,408

Total cash and reclamation deposits	$764,622	$537,482

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at October 31, 2014 in the amount of $183,640 (January 31, 2014 - $8,074) in order to meet short-term business requirements. At October 31, 2014, the Company had current liabilities of $113,813 (January 31, 2014 - $499,993). Accounts payable have contractual maturities of approximately 30 days, and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 17

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2014. This will require the Company to continue to monitor its financing requirements.

Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at October 31, 2014 and January 31,2014.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	October 31, 2014		January 31, 2014

Cash	US$	44,413	US$	3,024
Other amounts receivable		2,567		2,085
Amounts receivable from a related parties		46,340		41,454
Reclamation bonds		515,466		475,317
Accounts payable		4,103		(117,288)

Net exposure	US$	612,889	US$	404,592

Canadian dollar equivalent		$690,788		$450,634

Based on the net Canadian dollar denominated asset and liability exposures as at October 31, 2014, a 10% (January 31, 2014 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $69,079 (January 31, 2014 - $45,063).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 18

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at October 31, 2014 and December 24, 2014:

Common shares: 42,825,337 as of October 31, 2014 and December 24, 2014.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (October 31, 2014)	Number of Shares Remaining Subject to Options (December 24, 2014)
January 13, 2015	$0.76	515,000	515,000
March 14, 2015	$0.24	50,000	50,000
September 17, 2015	$0.45	550,000	550,000
January 21, 2016	$0.80	420,000	420,000
February 22, 2017	$0.40	900,000	900,000
October 12, 2017	$0.30	680,000	680,000
March 14, 2019	$0.24	1,370,000	1,370,000
TOTAL:		4,485,000	4,485,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (October 31, 2014)	Number of Underlying Shares (December 24, 2014)
April 1, 2015*[1]	$0.75	4,709,120	4,709,120
April 23, 2015*[2]	$0.75	1,755,000	1,755,000
July 17, 2015	$0.15	3,649,500	3,649,500
TOTAL:		10,113,620	10,113,620

*

In March 2012, the TSX Venture Exchange approved the 1st extension of these warrants to October 1, 2012 and October 23, 2012. In September 2012, the TSX Venture Exchange approved the 2nd extension of these warrants to October 1, 2013 and October 23, 2013. In September 2013, the TSX Venture Exchange approved the 3rd extension of these warrants to October 1, 2014 and October 23, 2014. On September 23, 2014, the TSX Venture Exchange approved the 4th and final extension of these warrants to April 1, 2015 and April 23, 2015.

[1]	Original expiry date: April 1, 2012
[2]	Original expiry date: April 23, 2012

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 19

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at October 31, 2014 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at October 31, 2014 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period ended October 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 Page 20

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 24, 2014. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.